[KCS LETTERHEAD]

VIA EDGAR

June 17, 2016

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: J. Nolan McWilliams

Re:	Kansas City Southern
Registration Statement on Form S-4
Filed May 18, 2016
File No. 333-211427

Dear Mr. McWilliams:

Kansas City Southern (the “Company”) and the other registrants named in the Registration Statement (as defined below) are in receipt of the comment letter dated June 13, 2016 (the “Comment Letter”), from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) containing comments on the above-referenced filing. The Company transmits herewith for review by the Staff Amendment No. 1 (the “Amendment”) to the registration statement on Form S-4 referenced above (the “Registration Statement”).

Set forth below are the Company’s responses to the comments in the Comment Letter. For ease of reference, the comments contained in the Comment Letter are printed below in bold-face type and are followed by the Company’s responses.

Exhibit 5.2

1.	Please refer to the first paragraph on page 3. The referenced language appears to be an inappropriate limitation on the scope of counsel’s opinion and appears inconsistent with counsel’s statement in the second paragraph on page 3 that it has “reviewed such other documents as [it has] deemed appropriate to giving the opinions contained herein.” Please have counsel revise accordingly. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

2.	Please refer to assumption (iii)(c) on page 4. This assumption appears to assume a finding necessary to the legal conclusion that the each Transaction Document has been duly authorized. Please have counsel revise accordingly.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

3.	Please refer to the last paragraph on page 5. Investors in the offering are entitled to rely on the opinion. Please have counsel revise accordingly. For guidance, refer to Section II.B.3.d of Staff Legal Bulletin No. 19.

Response:

Counsel has revised its opinion in response to the Staff’s comment. Please see Exhibit 5.2 of the Amendment.

*        *        *

In connection with our response to the Comment Letter set forth herein, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We look forward to the Staff’s response to the foregoing. Please do not hesitate to contact the undersigned with any questions or to discuss this correspondence.

Sincerely yours,

Kansas City Southern

By:	/s/ David L. Starling
Name:	David L. Starling
Title:	Chief Executive Officer

cc:	Gary Kashar, White & Case LLP
Andrew Weisberg, White & Case LLP